Mail Stop 3561

September 28, 2009

Eric Claus, Chief Executive Officer
The Great Atlantic & Pacific Tea Company, Inc.
2 Paragon Drive
Montvale, New Jersey 07645

      Re: **The Great Atlantic & Pacific Tea Company, Inc.**
                Preliminary Proxy Statement on Schedule 14A
                File September 1, 2009
                File No. 001-04141

Dear Mr. Claus:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 1 – Approval of the Issuance of Common Stock Upon Conversion of…, page 9

1. Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any holder, any affiliate of a holder, or any person with whom any holder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the proxy statement, with disclosure of the net proceeds to the issuer from the sale of the convertible preferred stock.

2. Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of:

    *   the total possible profit the holders could realize as a result of the conversion discount for securities underlying the convertible preferred stock, presented in a table with the following information disclosed separately:

        *   the market price per share of the securities underlying the convertible preferred stock on the date of the sale of the convertible preferred stock;

        *   the conversion price per share of the underlying securities on the date of the sale of the convertible preferred stock, calculated as follows:

            -   if the conversion price per share is set at a fixed price, use the price per share established by the convertible preferred stock; and

            -   if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying securities, use the conversion discount rate and the market rate per share on the date of the sale of the convertible preferred stock and determine the conversion price per share as of that date;

        *   the total possible shares underlying the convertible preferred stock (assuming complete conversion of the convertible preferred stock, including the maximum number convertible preferred stock available for issuance as dividends);

        *   the combined market price of the total number of shares underlying the convertible preferred stock, calculated by using the market price per share on the date of the sale of the convertible preferred stock and the total possible shares underlying the convertible preferred stock;

        *   the total possible shares the holders may receive and the combined conversion price of the total number of shares underlying the convertible preferred stock calculated by using the conversion price on the date of the sale of the convertible preferred stock and the total possible number of shares the holders may receive; and

        *   the total possible discount to the market price as of the date of the sale of the convertible preferred stock, calculated by subtracting the total conversion

price on the date of the sale of the convertible preferred stock from the combined market price of the total number of shares underlying the convertible preferred stock on that date.

If there are provisions in the convertible preferred stock that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure, as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

3. Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer, presented in a table with the following information disclosed separately:

  - market price per share of the underlying securities on the date of the sale of that other security;

  - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

    - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

    - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

  - the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

  - the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

  - the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

4. Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible preferred stock transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment one;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible preferred stock and any other warrants, options, notes, or other securities of the issuer that were disclosed in response to comments one and two above.

    Further, please provide us, with a view toward disclosure in the proxy statement, with disclosure – as a percentage – of the total amount of all possible payments (as disclosed in response to comment one) and the total possible discount to the market price of the shares underlying the convertible preferred stock (as disclosed in response to comment two) divided by the net proceeds to the issuer from the sale of the convertible preferred stock.

5. We note your statement in the third paragraph on page nine that the terms of the convertible preferred stock are only briefly summarized in this proxy statement, and stockholders wishing for further information should refer to the full description contained in your current report on Form 8-K filed on July 24, 2009. Please remove this statement and, instead, provide the full description of the convertible preferred stock that is contained in your current report in this proxy statement or tell us why it is not appropriate for you to do so.

*   *   *   *   *

    As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225, John Fieldsend, Attorney-Advisor, at (202) 551-3343, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kassia E. Miller
        Akin Gump Strauss Hauer & Feld LLP
        Via facsimile